Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Wireless Investor Relations Podcast Transcript

Romil Bahl, President and Chief Executive Officer

6/24/2021

KORE Revenue Model Distinct Differentiator

The KORE revenue model is a is a real competitive differentiator for us because of how much recurring revenue we have. And the kind of predictability we have in the business, there’s really limited chances of surprises on the downside and, you know, surprising investors, which is what will make us such a high-quality public company in the first place. 2020 saw 91 plus percent recurring revenue as an example. And roughly, on average, the next three years, we have about 90% revenue visibility. And again, that’s just an astounding set of numbers and set of stability for a leadership team to have, for us to have, and then of course, for investors to have if they choose to invest in core. So why is that? Why do we have a 91 plus percent recurring revenue model? Well, the simple truth of the matter is that when we deploy SIM cards and devices, as we help connect our customers deploy their end-to-end IoT solutions, we are near guaranteed to receive the revenue from that device for the lifetime of that device. And that lifetime, used to be about seven to 10 years, and it keeps getting longer as battery life battery technologies improve. As the time period of the of the lifecycle of the of the device increases, our stickiness is actually going to get longer. So one final explanation point of why that is the case, a truck roll as we call it in this industry to send a truck and a crew out there to change a SIM card can cost from $100 to as much as $200 per SIM change, based on whether you’re trying to make an appointment in a home or, you know, wherever that changes to be made the complexity of the device that has to be taken apart to access the SIM card and so forth. And to save some 10, 20, 30 cents of RPU a month, you’re just not going to spend $100 to $200 there is no business case for it, which is why we are, as I say, near guaranteed to get revenue from that device for the lifetime of that device. And again, today we count on seven to 10 years. But frankly, that’s being conservative because that lifetime is increasing. So those are the things that make it you know, a true competitive differentiator for KORE is the revenue model, the recurring revenue and the strength of the business model, which actually is, as I come to an end of the answer I’ll add, over the pandemic, we beat our pre-pandemic budget by about 7%. Again, showing the resilience in the business model and the very high quality.

Why KORE Selected the SPAC Process

KORE decided to go public utilizing the SPAC model, because of the very high-quality partner who found us, who called Abry, our a private equity company. And that, of course, is Cerberus, the sponsor, the SPAC itself is CTAC, the Cerberus Telecommunications Acquisition Corporation. If I go back in time, to May 2018, is the first time our board discussed going public as a viable strategic alternative for KORE. And indeed, that because it is short form process it might be a time-efficient way to get there. We by no means were guaranteed to go that direction. In fact, we may not have gone in that direction, if again, if Cerberus hadn’t called because we’d had a few conversations with a few SPACs over the last year or so. But nothing serious. And we really weren’t, you know, going to go with anything less than a world class, highly-credible sponsor. And that’s what we found in CTAC. And even more impressive for me was the quality of the advisory group, that the CEO of CTAC, Tim Donahue has been CEO of Nextel and before that McCaw Cellular and before that with AT&T, he was an executive there. And so, you know, he’s sort of forgotten more about telecommunications and the industry then, then I’ve learned these last few years, and then we looked at the other advisors guys like Shaygan Kheradpir who built the network at Verizon and Timothy Kasbe and we felt like these advisors, their knowledge in the space, their connectivity in the space, they were really going to help us network and connect and take the advantages we thought about of going public, which of course were to deliver massively from effectively nine, nine a half turns of EBITDA in leverage down to about 1.7 as our performance is in the 1.7 times EBITDA of that is what is the performances in our public investment deck. So we wanted to do it for those reasons to give us the financial flexibility to accelerate shareholder value creation through m&a to have a public currency, to execute to our m&a agenda to get much more visibility. We’ve been hard at work for the last three plus years, repositioning core for the decade of IoT ahead, and nobody really knew our story. So those were the reasons we thought we were going to go public. And then when we saw the really special board of advisors and the credible sponsor in Cerberus, we thought a shorter form process would be efficient, virtual largely with the pandemic on you know, roadshows are being done on Zoom calls. We just thought it was a really great way to go and we expect to be done here in Q3 of 2021.

KORE Customer Base is a Competitive Advantage

KORE’s customer base is a true competitive advantage. In fact, it is because of the 3600 customers we have that I say we are a comprehensive growth platform pure play IoT diversified across industries and across use cases. Now, obviously, 3600 customers is a lot for a relatively small company. And that’s because while about 500, customers give us 80% of our revenue, so no real concentration there from a customer standpoint, that still leaves over 3000 customers that are in this long, small tail. Those are important customers, because many of them will be hugely successful in the IoT space going forward, and therefore will grow with us. Now, here’s another fun fact, these 3600 customers were really largely conductivity as a service customers are cast customers. For us. That was our legacy business. And some of these customers have been with us a long time. We have only over these last three years as we have transformed our company to really position it for growth in this decade of IoT, this 2021 to 2030 decade as I call it from 12 billion devices to 75 billion connected IoT devices. It’s really over the last three years that we’ve introduced new managed services and analytics businesses. It’s really over these last three years that we’ve transformed from an IoT connectivity business, to an IoT connectivity solutions and analytics business. And so long story short, there is a tremendous cross sell opportunity here, less than 200 of our customers but multiple services, meaning more than one service more than connectivity from us last year in 2020. As we really learn as an organization, how to position our services and sell those cross sell opportunity into into these 3600 customers, frankly, we don’t need to add many customers to hit the base case revenue forecast that we’ve put out there. The $414 million revenue for 2025 that we’ve put out in our in our documents, is really what I would call the base case. If you layer in the m&a excitement, if you layer in new customer growth, new pre configured solutions growth that we’re investing into now, we think the upside case could actually well be closer to a billion dollars over a similar timeframe. But the excitement of having an installed base that can alone drive, the five year forecast we have put out is fairly clear. You know a lot of a lot of companies forecast a lot of new customers and new business, we’re saying we can get it from what we already have. We’re also increasingly focused in five sectors, five sectors that, frankly, have more than 80% of the IoT market in terms of dollars spend. So we think we’re focused on the right places, the right use cases, connected health fleet management, asset monitoring, industrial IoT, and communication services are those five sectors, our customer base, those 3600 customers I talked about, are growing at 20% on their own, because they’re all in the IoT markets, on average, they’re growing at 20%. And as long as we serve them, well, we will grow right with them. And it is an unbelievable pleasure to have and privileged to have that kind of a customer base to use as a solid part of our competitive advantage and as a part of our growth platform.

KORE Competitor Set Isn’t What You’d Think

KORE’s competitor dynamic is really quite interesting. You know, we have sort of handcrafted custom crafted a strategy here at KORE that is so remarkably different from anything we hear out there in the marketplace that it’s really hard to pinpoint who who’s a competitor. And given that our roots are in connectivity, the folks that some people would think are our competitors, MNOs or the carriers themselves, the satellite providers, those are really also our suppliers and partners. In fact, we at KORE are the largest customer for some of these carriers and satellite providers. So it’s a really interesting dynamic. If a customer has high-volume data needs, in a very simple like one country, one carrier or one small region of a country, one carrier type model, they may well be able to find a solution directly from one of those carriers. And frankly, in those cases, we wouldn’t compete because it just doesn’t play to our value proposition; we would actually start to get interested in when the customer decides they need multiple carriers in the same country that they started in, certainly, as they go to multiple countries and need multiple carriers, that multi, multi, multi-value proposition that KORE’s Connectivity as a Service provides is very powerful, because it can take the needs of a customer to work with 20, 30, 40 carriers bring that down to one screen, one bill, one phone number to call and great, great support from KORE. So as a true global independent, even inside connectivity, I would suggest that we have a very unique value proposition when the connectivity needs are complex. If you now expand beyond connectivity into the solutions and analytics into that one-stop-shop for IoT. There really isn’t anybody positioned that way. Again, if somebody wants just some managed service or just some analytic services, are there other competitors out there for that? Of course there are right. But there is only one company that offers to orchestrate across this environment to bring the entire power of the IoT ecosystem to bear with one goal in mind, which is to make sure that the customers end-to-end solution works and to reduce and accelerate their time to market as much as possible. In fact, the promises that if it takes you 18 to 24 months to launch an end-to-end solution, we would like to get it done in 18 to 24 weeks. That’s why you start with one, you start with KORE.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.